lvaro here—cofounders of Jibby.



t to launch a Community Round of Fundraising

that mean?

ng is similar to Kickstarter, but instead of just getting early access to new pro
n shares of Jibby.

we're letting you—our customers and biggest supporters—become actual sha
are our success. At this stage, we're "testing the waters" to gauge investor int

s email if we can count on your help. We answer every single email :)

out this week for details on how to get involved!

a,
ounder

is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other

EARLY-ACCESS INSIDE!

JIBBY

Own a piece of Jibby

Crowdfunding Early Bird Perks!

Our campaign officially launches **tomorrow** (7/21), but as a Jibby insider you have access to exclusive early bird perks.

Check this out:

- With any investment during our early-bird terms you'll receive **25% bonus shares**
- Your investment unlocks awesome product perks and discounts too (free Jibby hat, anyone?)
- Claim your perks through the link below

👉 Get early access here 👈



WE'RE CROWDFUNDING!

JIBBY



JIBBY COFFEE
OPEN 24/7
JIBBY

Jibby at Expo West, Anaheim CA, 2023!

Become an Investor!

Jibby is officially LIVE on WeFunder 🚀

This isn't just about investing in a product; it's about investing in our shared vision of transforming *ordinary coffee rituals* into *extraordinary wellness experiences*.

We wouldn't be where we are today, having served over **100,000 cups of coffee**, without your support. Now, we're offering you a chance to be part of our journey in a bigger, bolder way.

Join the Revolution

In the past year, we've achieved a lot:

- 350+ retailers including national partners like Gopuff
- 30% MoM growth and over 100,000 cans of Jibby sold
- Joined by a veteran CPG team with adivsors from RISE Coffee, Celsius, Perfect Bar, and more

...and we're so excited to do even more!


JIBBY
coffee
JIBBY
JIBBY
JIBBY

Jibby Investor Perks!

Why invest in Jibby?

To kick things off, it's all about you, our devoted community. Combined with a stellar operating team, a fantastic product, and impressive growth numbers, we're excited to offer exclusive investor PERKS through WeFunder!

Get Perks

Here's what your investment will unlock:

Invest $250 🧢
Handwritten thank you from our founders and a Mr. Jibby Hat

$500 🍵
Ten 30% off codes, Mr. Jibby Hat, and early access to our new Matcha Latte powder before it launches

$1,000 💰
Mr. Jibby Hat, early access to our new matcha latte powder, custom Jibby whisk, and TEN 50% off codes for you or a friend

$2,500 👨‍🎓
All previous perks, an illustration of YOU in the style of Mr. Jibby, and a free monthly subscription of any product for a year

$5,000 ✌️
All previous perks plus access to quarterly 1-on-1 calls with Founders

$10,000 👅
All previous perks plus first-access to taste-testing new products and $500 in online store credit


JIBBY
cold brew

You've got questions, We've got answers

You may be thinking, "*Ok, I can invest in Jibby, but why should I, and how does that work?*" Below we've outlined some of the questions we've been asked the most.

Invest Today

1. Why should you invest?

Becoming a private startup investor can deliver huge benefits. Early investors in Amazon put in about $50,000 each, which would have turned into $16 billion by now.

That's over a 31,000,000% return.

With ready-to-drink startups like ours (*Super Coffee* comes to mind), reaching a $1 billion valuation is not unheard of. And when you invest in a unicorn early, that's the sort of growth potential you're looking for.

2. Is it safe? How does this work?

Your investment will be made through WeFunder, an SEC-regulated platform that keeps your money safe at all times. Payment options include: bank transfers (US only), checks (for $1000+ investments), credit card, Apple Pay, Google Pay, or wire transfer (international investors only). Check out all of the info on making an investment here.

3. Is it ok to invest a small amount?

Absolutely! Even $100 can make a difference. $100 invested in Airbnb in the beginning would leave you with $1.24M today (that's

email finds you well. I noticed you recently expressed interest in investing in Ji
ng campaign, and I wanted to reach out to personally thank you and share son

ve're at **over $190,000** in this round. The outpouring of support from our com
umbling, and it's amazing to see so many of you believe in our mission to revo
rience.

$14,000 away from hitting our goal. Every single contribution is making a sign
helps us get one step closer to our dream. I want to invite you to join us in this
not just be a customer, but to be a part of our story and success.

Jibby is about more than financial growth; it's about joining a journey, a comm
coffee enthusiasts who believe in making each sip a wellness experience.

ady to take the leap, you can complete your investment process **right here**. If y
need any help with the process, feel free to respond to this email—I answer e

gain for your interest and for being a part of the Jibby community.

a,
ounder



ote from
founders!
jibbycoffee
jibbycoffee Hey Jibby Fam, it
We've been brewing somethi
an opportunity that hits close
launching a Community Roun
our faithful Jibby tribe—get th
Jibby.
Crowdfunding is similar to Kic
getting early access to new p
shares of Jibby. As we brew u
support and involvement mat
more heartfelt details coming
dreams together! 🥤💚 #getjib
2w
lebrooks 👏👏👏
2w Reply
chinaortega 🙌👏👏👏👏
2w Reply


JIBBY
Cold Brew Coffee

jibbycoffee
New York, New York

jibbycoffee It's OFFICIAL ✨
LINK IN BIO ✌️

Buckle up, Jibby Fam—
We just launched our Crowdf
beyond excited by the amour
have ALREADY joined. Crowd
but instead of just getting ea
actually own shares of Jibby.

But this isn't just about inves
investing in our shared vision
rituals into extraordinary well

We wouldn't be where we are
100,000 cups of coffee, with
offering you a chance to be p
bolder way.

Lot's more to come over the
And as always, DM us if you l
say hi!

—

d to say that this crowdfund campaign has **blown away** our expectations. ɔe more proud of the community that we've built, and how many people are ge cause they believe in Jibby. Our team wants to extend a genuine thank you to hese.

expected to sell this round out, but it's happening sooner than we thought. **e about to close out our early bird terms.**

$15K in this round, your investment will essentially be boosted by 25%. After ill return to standard terms.

ur Wefunder page if you want to get in before early-bird closes: under.com/jibbycoffee.

a,
ɔunder

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.